Filed Pursuant to Rule 433

File No. 333-178800

Pricing Term Sheet

CBRE Services, Inc.

$125,000,000 5.25% Senior Notes due 2025

December 9, 2014

The following information supplements the Preliminary Prospectus Supplement dated December 9, 2014 filed pursuant to Rule 433, Registration Statement No. 333-178800.

Issuer:	CBRE Services, Inc. (the “Issuer”)

Title of Securities:	5.25% Senior Notes due 2025 (the “Notes”)

Principal Amount:	$125,000,000

Gross Proceeds:	$126,875,000 (excluding interest deemed to have accrued from September 26, 2014)

Net Proceeds to Issuer (before expenses):	$125,875,000 (excluding interest deemed to have accrued from September 26, 2014)

Final Maturity Date:	March 15, 2025

Issue Price:	101.500% plus interest deemed to have accrued from September 26, 2014

Coupon:	5.25%

Yield to Worst:	5.057%

Spread to Treasury:	+ 283 basis points

Benchmark:	UST 2.25% due November 15, 2024

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2015 (the first interest payment will be deemed to have accrued from September 26, 2014)

First Interest Payment Date:	March 15, 2015

Record Dates:	March 1 and September 1

Optional Redemption:	From and after December 15, 2024, the Issuer will be entitled, at the Issuer’s option, to redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Make-Whole Premium:	Prior to December 15, 2024, the Issuer will be entitled, at the Issuer’s option, to redeem all or a portion of the Notes at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon to December 15, 2024 (not including any portions of payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (T+50 basis points). In the case of each of clause (1) and (2), accrued and unpaid interest, if any, will be payable to, but excluding, the date of redemption.

Sole Book-Running Manager:	Credit Suisse Securities (USA) LLC

Trade Date:	December 9, 2014

Settlement Date:	December 12, 2014 (T+3)

CUSIP/ISIN Numbers:	12505B AC4 / US12505BAC46

Trustee for the Notes:	Wells Fargo Bank, National Association

The Issuer has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Credit Suisse Securities (USA) LLC via fax at 1-212-325-8057, by writing to Credit Suisse, Prospectus Department, Eleven Madison Avenue, Level 1B, New York, NY 10010, or by calling (212) 325-2000.